Exhibit 99.1

Sinovac Reports Unaudited Second Quarter 2011 Financial Results

- Conference call scheduled for Friday, August 12, 2011 at 8:00 AM EDT –

Beijing – August 12, 2011 – Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited second quarter financial results for the period ended June 30, 2011.

Second Quarter 2011 Financial Highlights

•	Sales increased 52.5% year-over-year to $15.7 million, compared to $10.3 million.

•	Net income attributable to shareholder reached $1.32 million and EPS was $0.02 per share.

•	Cash and cash equivalents and short-term investments, which the principal and income were guaranteed, totaled $92.7 million at June 30, 2011, compared to $103.1 million at December 31, 2010.

Recent Business Highlights

•
In July 2011, Sinovac was selected by the Xinjiang Centers for Disease Control and Prevention (Xinjiang CDC) to supply 568,700 doses of Healive, its inactivated hepatitis A vaccine. The bidding result was subject to a public notification period from August 1 to August 8, and the delivery is anticipated to be commenced before the end of this year.

•
In April and July 2011, Sinovac received the official bidding notices from the Hunan Department of Health that it was selected to supply 100,000 doses of Anflu, its seasonal flu vaccine and 40,000 doses of Healive, respectively.

•	In August 2011, Sinovac obtained the GMP certificate for both of its Healive and Anflu from COFEPRIS, the regulatory authority of Mexico’s Ministry of Health.

•
In May 2011, Sinovac unblinded the Phase I clinical trial results for its proprietary inactivated vaccine against human enterovirus 71 (EV71), which causes hand, foot, and mouth disease (HFMD). The safety observation results for the EV71 vaccine for all three age groups (adult, children and infant) showed good safety and tolerance profiles and the preliminary immunogenicity study results showed the vaccines can induce good immune responses.

•
In June 2011, Sinovac commenced the Phase II clinical trial for its proprietary inactivated EV71 vaccine against hand, foot and mouth disease. The Phase II clinical trial is designed as a single center, randomization, double blinded, and placebo controlled study.  The objective of the Phase II clinical trial is to determine the dosage level by evaluating the immunogenicity and safety with different level of dosages of Sinovac's EV71 vaccine candidate, and to provide reference data for Phase III clinical trial.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “Demand for our hepatitis vaccines is rebounding in China as demonstrated by our second quarter sales.  We are gaining traction in the public market as we recently received two provincial government orders in additional to our ongoing public market sales activity in Beijng, Shanghai, Tianjin and part of Jiangsu. This shows that our revised sales strategy focused on the public market and restructured sales team is producing favorable results. We will continue to strengthen our efforts in public market presence, and stabilize sales in the private market.”

Dr. Yin continued, “Over the past quarter, we have made substantial progress with our vaccine development pipeline. Our Phase II trial for our EV71 vaccine is progressing on schedule as dosing is underway and is on track to be completed within the year as planned.  We are optimistic about the potential for this vaccine as inquiries are increasing across Asia in the face of the current epidemic in Vietnam.  The registration for animal rabies vaccine is moving forward on schedule, which is anticipated to be launched within the year.”

Dr. Yin continued, “We are excited to obtain the Mexico GMP certificate for our seasonal flu and hepatitis A vaccines.  This is the significant milestone as we advance our global commercialization strategy to register our vaccines. We anticipate that the Certificate of Approval for Anflu will be granted in the coming months as we prepare for the commercial launch of the vaccine in Mexico.”

Dr. Yin concluded, “We are encouraged by the second quarter sales activity and public market orders received in recent months.  We believe that the ongoing execution of our revised sales strategy and seasonal flu vaccine sales that typically take place in the second half of the year will enable continued revenue growth. We look forward to updating you on the continued progress across our vaccine development pipeline.”

Financial Review for the Second Quarter Ended June 30, 2011

Sales for the second quarter 2011 were $15.7 million, up 52.5% from $10.3 million for the second quarter of 2010. During the second quarter 2011, Sinovac recorded $7.7 million in pandemic influenza vaccine sales on prior year order.

Sinovac’s sales breakdown by product was as follows.

	Three months ended June 30,
	2011	2010
Sales
Hepatitis vaccines	$8,097,941	$8,676,883
Influenza vaccines	7,558,158	1,586,823
Total	$15,656,099	$10,263,706

Gross profit for the second quarter 2011 was $10.8 million, with a gross margin of 68.8%, compared to $8.5 million and a gross margin of 82.7% for the same period of 2010.  After deducting depreciation of land use rights and amortization of licenses and permits, the gross margin was 67.9% and 81.7% for the second quarter of 2011 and 2010, respectively. The gross profit margin was adversely affected by the revenue recognition in the second quarter 2011 of the prior pandemic flu vaccine order that had a lower gross margin than other vaccine products.

Selling, general and administrative expenses for the second quarter 2011 were $5.0 million, compared to $4.0 million in the same period of 2010. SG&A expenses as a percentage of second quarter 2011 sales were 31.8%, compared to 38.9% during the second quarter of the prior year. Excluding pandemic flu vaccine sales, SG&A as a percentage of sales were 62.5% and 46.0% for the current quarter and prior year quarter, respectively. The increased SG&A was mainly related to the sales team expansion and increased spending on sales promotion in the private pay market.

Net research and development expenses for the second quarter 2011 were $2.3 million, compared to $1.7 million in the same period in 2010. The increased R&D expenses in the second quarter 2011 were primarily related to the continued development of the pipeline vaccines, including the expenses for the EV71 vaccine with the Phase II clinical trial underway, the trial production of the animal rabies vaccine and mumps vaccine, and other R&D projects.

Depreciation of property, plant and equipment and amortization of license and permits for the second quarter 2011 were $462,000, compared to $262,000 for the same period of last year.  The change compared to 2010 was primarily attributable to amortization on the Changping production facility, which started to amortize in September 2010 and higher depreciation for Tangshan Yian’s new animal production line.

Total operating expenses for the second quarter of 2011 were $7.6 million, compared to $5.9 million in the comparative period in 2010.

The operating income for the three months ended June 30, 2011 was $3.1 million, compared to $2.6 million for the same period of the prior year.  The increased operating income in the second quarter of 2011 was primarily attributable to the revenue recognition for the prior order on pandemic flu vaccine in current reported quarter.

Net income for the second quarter 2011 included $510,000 of interest income, $343,000 of interest and financing expenses, $41,000 gain on disposal of equipment, $14,000 of other income and $1.5 million of income tax expenses. Net income for the same period of 2010 included $374,000 of interest income, $423,000 of interest and financing expenses, $132,000 loss on disposal of equipment, $38,000 of other income and $891,000 of income tax expense.  Net income attributable to stockholders for the second quarter of 2011 was $1.3 million, or $0.02 per diluted share, as compared to $1.0 million, or $0.02 per diluted share, in the same period of 2010.

As of June 30, 2011, Sinovac’s cash and cash equivalents totaled $70.3 million, compared to $101.6 million at December 31, 2010.  Short-term investments were $22.4 million, compared to $1.5 million at December 31, 2010. The Company invests in short-term investments with principal and income guaranteed.

Financial Review for the Six Months Ended June 30, 2011

Sales for the six-month period of 2011 were $20.3 million, up 38.3% from $14.7 million for the same period quarter of 2010. During the six-month period of 2011, Sinovac recorded $7.7 million in pandemic influenza vaccine sales on prior year order.

Sinovac’s sales breakdown by product was as follows.

	Six months ended June 30,
	2011	2010
Sales
Hepatitis vaccines	$12,562,124	$11,757,576
Influenza vaccines	7,774,567	2,950,029
Total	$20,336,691	$14,707,605

Gross profit for the six month period of 2011 was $13.9 million, with a gross margin of 68.2%, compared to $12.0 million and a gross margin of 81.9% for the same period of 2010.  After deducting depreciation of land use rights and amortization of licenses and permits, the gross margin was 66.9% and 80.5% for the six-month period of 2011 and 2010, respectively. The gross profit margin was adversely affected by the revenue recognition in the six-month period of 2011 of the prior pandemic flu vaccine order that had a lower gross margin than other vaccine products.

Selling, general and administrative expenses for the six-month period of 2011 were $9.1 million, compared to $7.1 million in the same period of 2010. SG&A expenses as a percentage of sales for the six-month period of 2011 were 44.7%, compared to 48.3% during the same period of the prior year.  Excluding pandemic flu vaccine sales, SG&A as a percentage of sales were 71.9% and 60.2% for the first half year and prior year same period, respectively. The increased SG&A was mainly related to the expansion of sales team and increased spending on sales promotion on the private pay market.

Net research and development expenses for the six-month period of 2011 were $4.4 million, compared to $2.8 million in the same period of 2010. The increased R&D expenses in the six-month period of 2011 were primarily related to the continued development of the pipeline vaccines, including the expenses for the EV71 vaccine with the Phase II clinical trial underway, the trial production of the animal rabies vaccine and mumps vaccine, and other R&D projects.

Depreciation of property, plant and equipment and amortization of license and permits for the six-month period of 2011 were $846,000, compared to $511,000 for the same period of last year. The change compared to 2010 was primarily attributable to amortization on the Changping production facility, which started to amortize in September 2010 and higher depreciation for Tangshan Yian’s new animal production line.

Total operating expenses for the six-month period of 2011 were $14.2 million, compared to $10.3 million in the comparative period of 2010.

The operating loss for the six months ended June 30, 2011 was $300,000, compared to an operating income of $1.8 million for the same period of the prior year. The year over year change was primarily attributable to the lower gross margin due to the product mix. Excluding the recognition of revenue coming from pandemic flu vaccines of prior order, the year over year change was primarily attributable to the increased R&D expenses, SG&A expenses and depreciation of property, plant and equipment.

Net loss for the six-month period of 2011 included $655,000 of interest income, $413,000 of interest and financing expenses, $34,000 of gain on disposal of equipment, $22,000 of other income and $1.8 million of income tax expenses. Net income for the same period of 2010 included $505,000 of interest income, $547,000 of interest and financing expenses, $819,000 of loss on disposal of equipment, $50,000 of other income and $621,000 of income tax expense.  Net loss attributable to stockholders for the six-month period of 2011 was $1.5 million, or $0.03 per diluted share, as compared to net income of $738,000, or $0.01 per diluted share, in the same period of 2010.

Other Developments

In May 2011, Mr. Kenneth Lee, Principal at SAIF Partners, was appointed a member of the Board of Directors.

As announced on August 5, 2011, Jacob Ho, Sinovac’s Chief Financial Officer, has resigned for personal reasons. The Company has initiated an executive search for a new Chief Financial Officer to replace Mr. Ho, who has agreed to remain with the Company until August 16, 2011.  Ms. Nan Wang, Vice President of Sinovac, has been appointed as the Interim Chief Financial Officer.

Conference Call Details

The Company will host a conference call on Friday, August 12, 2011 at 8:00 a.m. EDT (August 12, 2011 at 8:00 pm China Standard Time) to review the Company's financial results for the second quarter ended June 30, 2011 and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 11 a.m. EDT on August 12, 2011 to May 26, 2011 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (international) and the replay pin number 376092.

A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com . A webcast replay can be accessed on the corporate website beginning August 12, 2011 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuant to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against hand, foot & mouth disease), mumps, rubella, HIB, epidemic meningitis, chickenpox and human rabies. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:
Victoria Aguiar
The Ruth Group
Tel:  +1-646-536-7013
Email:  vaguiar@theruthgroup.com

SINOVAC BIOTECH LTD.
Incorporated in Antigua and  Barbuda
Consolidated Balance Sheets
(Unaudited)
(Expressed in U.S. Dollars)

	June 30, 2011	December 31, 2010

ASSETS

Current assets
Cash and cash equivalents	$70,287,280	$101,585,490
Short-term investments	22,431,931	1,512,447
Accounts receivable – net	18,483,216	22,370,296
Inventories	16,096,706	14,541,554
Due from related party	-	3,397,522
Prepaid expenses and deposits	1,159,484	887,187
Deferred tax assets	1,164,156	2,682,069

Total current assets	129,622,773	146,976,565

Property, plant and equipment	67,500,625	64,036,228
Long-term inventories	1,843,109	395,516
Long-term prepaid expenses	477,766	517,957
Prepayment for acquisition of equipment	697,952	576,232
Deferred tax assets	427,052	507,062
Licenses and permits	1,549,371	1,348,364
Total assets	$202,118,648	$214,357,924

LIABILITIES AND EQUITY

Current liabilities
Loans payable	$9,282,178	$10,435,887
Accounts payable and accrued liabilities	18,850,194	22,091,190
Income tax payable	1,219,242	958,411
Deferred revenue	2,470,777	9,707,688
Deferred tax liability	375,272	1,005,186
Deferred research grants	1,384,746	1,559,589

Total current liabilities	33,582,409	45,757,951

Deferred government grants	2,381,680	2,464,565
Loans payable	12,193,626	10,057,775
Long-term payable for acquisition of assets	3,539,941	4,842,509
Deferred revenue	7,656,180	3,478,629
Total long term liabilities	25,771,427	20,843,478

Total liabilities	59,353,836	66,601,429

Commitments and contingencies

EQUITY
Preferred stock		-
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil
Common stock	54,641	54,306
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 54,641,304 (2010 –54,305,961 )
Additional paid-in capital	104,797,508	104,152,182
Accumulated other comprehensive income	8,583,856	6,883,834
Statutory surplus reserves	11,473,110	11,473,110
Retained earnings	2,404,769	3,876,084

Total stockholders' equity	127,313,884	126,439,516

Non-controlling interests	15,450,928	21,316,979

Total equity	142,764,812	147,756,495

Total liabilities and equity	$202,118,648	$214,357,924

SINOVAC BIOTECH LTD.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
Three Months and Six Months Ended June 30, 2011 and 2010
(Unaudited)
(Expressed in U.S. Dollars)

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010

Sales	$15,656,099	$10,263,706	$20,336,691	$14,707,605

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $142,123 (2010 - $104,832) for three months and $266,104 (2010 -$209,625) for six months	4,877,963	1,775,177	6,463,980	2,658,652

Gross profit	10,778,136	8,488,529	13,872,711	12,048,953

Selling, general and administrative expenses	4,978,973	3,992,405	9,086,305	7,098,772

Research and development expenses - net of $142,041 (2010- $(36,502)) for three months and $215,431 (2010- $(18,948)) for six months in government research grants	2,275,639	1,704,478	4,378,020	2,788,346

Depreciation of property, plant and equipment and amortization of licenses and permits	461,973	261,968	846,155	511,486

Government grants recognized in income	(68,965)	(65,855)	(137,447)	(131,685)

Total operating expenses	7,647,620	5,892,996	14,173,033	10,266,919

Operating income (loss)	3,130,516	2,595,533	-300,322	1,782,034

Interest income	510,087	373,533	655,461	505,016

Interest and financing expenses	(342,813)	(422,983)	(412,510)	(547,358)

Gain (loss) on disposal of equipment	41,210	(132,316)	33,506	(819,411)

Other income (expenses)	13,770	38,241	22,381	49,550

Income (Loss) before income taxes and non-controlling interests	3,352,770	2,452,008	(1,484)	969,831

Income tax expenses	(1,475,071)	(891,282)	(1,785,493)	(621,803)

Consolidated net income (loss)	1,877,699	1,560,726	(1,786,977)	348,028

Less: income (loss) attributable to non-controlling interests	554,057	515,401	(315,663)	(389,987)

Net income (loss) attributable to stockholders	$1,323,642	$1,045,325	$(1,471,314)	$738,015
Net income (loss)	$1,877,699	$1,560,726	$(1,786,977)	$348,028

Other comprehensive income
Foreign currency translation adjustment	1,172,743	428,844	2,012,310	437,567
Total comprehensive income	3,050,441	1,989,570	225,333	785,595
interests	725,100	630,326	(3,375)	(273,585)
Comprehensive income attributable to stockholders	$2,325,341	$1,359,244	$228,708	$1,059,180
Basic and diluted earnings (loss) per share	$0.02	$0.02	$(0.03)	$0.01
Weighted average number of shares of common stock outstanding
- Basic	54,572,164	54,140,104	54,509,600	52,053,219
- Diluted	55,213,766	55,124,895	54,509,600	53,178,006

SINOVAC BIOTECH LTD.
Consolidated Statements of Cash Flows
Three Months and Six Months Ended June 30, 2011 and 2010
(Unaudited)

	Three Months ended June 30		Six Months ended June 30
	2011	2010	2011	2010

Cash flows from (used in) operating activities
Net income(loss) for the period	$1,877,699	$1,560,726	$(1,786,977)	$348,028
Adjustments to reconcile net income to net cash from (used by) operating activities:
- deferred income taxes	1,460,463	(554,811)	1,770,885	137,709
- write-off of equipment and loss (gain) on disposal	(41,210)	132,316	(33,506)	819,411
- stock-based compensation	67,971	99,232	100,633	202,896
- inventory provision	-	240,859	-	257,065
- depreciation of property, plant and equipment, and amortization of licenses and permits	1,399,348	990,097	2,592,054	1,881,104
- research and development expenditures qualifying for government grant	(142,041)	36,502	(215,431)	18,948
- deferred government grant recognized in income	(68,965)	(65,855)	(137,447)	(131,685)
- accretion expenses	102,564	-	204,409	-
- accounts receivable	4,330,944	(3,389,051)	4,377,521	(1,559,320)
- inventories	(345,299)	(4,705,960)	(2,626,987)	(8,477,709)
- income tax payable	(402,540)	(2,070,272)	(505,933)	(4,698,680)
- prepaid expenses and deposits	(501,030)	31,019	(511,790)	(304,751)
- deferred revenue and advances from customers	(3,014,970)	(3,217,309)	(3,317,650)	(374,556)
- accounts payable and accrued liabilities	(1,308,444)	4,044,222	(4,186,558)	(5,133,166)
Net cash provided by (used in) operating activities	3,414,490	(6,868,285)	(4,276,777)	(17,014,706)

Cash flows from (used in) financing activities
- Loan proceeds	1,881,372	-	1,881,372	8,265,031
- Loan repayment	(1,374,424)	(14,777,424)	(1,374,424)	(14,777,424)
- Proceeds from issuance of common stock net of share issuance cost	251,839	47,395	536,548	61,915,101
- Repayment from (loan to) non-controlling shareholder of Sinovac Beijing	-	3,285,464	3,397,522	(3,286,695)
- Subscriptions received	8,480	4,800	8,480	4,800
- Dividends paid to non-controlling shareholder of Sinovac Beijing	-	(3,285,902)	(5,862,676)	(3,285,902)
- Due from non-controlling shareholder of Sinovac Dalian	-	519,075	-	519,075
- Government grant received	7,636	189,007	7,636	235,818
Net cash provided by (used in) financing activities	774,903	(14,017,585)	(1,405,542)	49,589,804

Cash flows used in investing activities
- Restricted cash	-	(302,038)	-	(244,077)
- Proceeds from disposal of equipment	-	1,594	-	191,470
- Proceeds from redemption of short-term investments	1,547,030	-	1,547,030	7,314,187
- Purchase of short-term investments	(22,431,931)	(1,610,984)	(22,431,931)	(9,949,157)
- Prepayments for acquisition of new facility	-	-	-	(8,265,031)
- Acquisition of property, plant and equipment	(4,544,793)	(1,649,336)	(5,698,141)	(2,097,501)
Net cash used in investing activities	(25,429,694)	(3,560,764)	(26,583,042)	(13,050,109)

Exchange effect on cash and cash equivalents	559,552	152,506	967,151	160,136
Increase (decrease) in cash and cash equivalents	(20,680,749)	(24,294,128)	(31,298,210)	19,685,125

Cash and cash equivalents, beginning of period	90,968,029	118,932,465	101,585,490	74,953,212

Cash and cash equivalents, end of period	$70,287,280	$94,638,337	$70,287,280	$94,638,337

Cash paid for interest	$356,085	$389,898	$641,420	$658,177
Cash paid for income taxes	417,148	$2,708,398	520,514	$4,361,751

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$3,625,631	$3,958,740	$3,625,631	$3,958,740